February 14, 2007

By Facsimile and U.S. Mail

Mr. William Thompson

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

RE:	Form 10-K, for the fiscal year ended February 25, 2006
Filed May 11, 2006

Form 10-Q, for the fiscal quarter ended November 25, 2006
Filed January 4, 2007

File No. 1-31390

Dear Mr. Thompson:

We received your comment letter dated February 1, 2007 with respect to the above identified filings by Christopher & Banks Corporation with the United States Securities and Exchange Commission.  Enclosed please find our responses which correlate to the items in your letter:

FORM 10-K for the Fiscal Year Ended February 25, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13,

Liquidity and Capital Resources, page 20

1.                                       Please revise your discussion of the changes in cash provided by operations to explain in a reasonable amount of detail the reasons for any significant fluctuations in your working capital accounts, including your inventory and accrued liabilities accounts.

Response:

We will revise, in future filings, our discussion regarding changes in cash provided by operations to include, in a reasonable amount of detail, the reasons for any significant fluctuations in our working capital accounts, including our inventory and accrued liabilities accounts.

Following is an illustrative example of how this discussion will be presented for fiscal 2006 in our fiscal 2007 (fiscal year ending March 3, 2007) Form 10-K, which will be filed on or about May 2, 2007:

Net cash provided by operating activities totaled $60.9 million in fiscal 2006, up from $49.7 million in fiscal 2005.  Significant fluctuations in the Company’s working capital accounts included a $3.1 million decrease in merchandise inventory and a $6.4 million increase in other accrued liabilities.  The Company’s merchandise inventory declined in spite of the Company operating 63 more stores at the end of fiscal 2006 compared to the end of fiscal 2005.  Average inventory per store declined by approximately 16% as the Company successfully reduced inventory levels in an effort to keep its inventory current and reduce markdowns.  The $6.4 million increase in other accrued liabilities resulted from increases in the Company’s gift card liability, accrued insurance and taxes payable, and contractual obligations due to the Company’s former Chief Executive Officer in connection with his resignation.

Contractual Obligations, page 21

2.                                       Please revise the narrative accompanying your table of contractual obligations to clarify what is included in the line item for operating lease obligations.  For example, clarify whether the disclosed obligation includes insurance, taxes and common area maintenance charges.  We note per your disclosure on page 44 that such charges appear material.  Also provide a context for readers to understand the impact of such charges on your operating lease obligations.  See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussions and Analysis of Financial Condition and Results of Operations issued December 19, 2003 available at www.sec.gov.

Response:

We will revise, in future filings, the narrative accompanying our table of contractual obligations to clarify what is included in the line item for operating lease obligations including clarification of whether the disclosed obligation includes insurance, taxes and common area maintenance charges and we will provide a context for readers to understand the impact of such charges on our operating lease obligations.

In reviewing your comment, we detected a clerical error in the table of contractual obligations on page 21 of our Form 10-K for the fiscal year ended February 25, 2006.  The total for contractual obligations relating to operating leases should have agreed to the total of future minimum lease commitments presented in Note — 15 on page 44.  Following is the updated, corrected table of contractual obligations along with the revised accompanying narrative:

		Contractual obligations due in
		Less Than			More Than
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Long-term debt	$—	$—	$—	$—	$—

Capital lease obligations	—	—	—	—	—

Operating leases	317,569,315	45,285,349	89,159,772	82,679,689	100,444,505

Purchase obligations	23,062,261	23,062,261	—	—	—

Other liabilities	—	—	—	—	—

Total	$340,631,576	$68,347,610	$89,159,772	$82,679,689	$100,444,505

The Company’s contractual obligations include operating leases for each of its retail store locations and vehicles.  The amount for operating leases reflected in the table above includes future minimum rental commitments only and excludes common area maintenance, real estate taxes and other costs associated with operating leases.  These types of costs, which are not fixed and determinable, totaled $26,672,328, $22,556,652 and $18,426,981 in fiscal 2006, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements, page 28,

Note 1 — Nature of Business and Significant Accounting Policies, page 31,

Revenue Recognition, page 32

3.                                       Please disclose your accounting policy for gift cards that are never redeemed or are not redeemed over an extended period of time.  Refer to APB 22.  Show us how the revised disclosure will read in future filings.

Response:

We will revise, in future filings, our disclosure regarding revenue recognition to include our accounting policy for gift cards that are never redeemed or are not redeemed over an extended period of time.

Following is an illustrative example of how this discussion will be presented in our fiscal 2007 Form 10-K which will be filed on or about May 2, 2007.  The text in boldface specifically addresses gift cards that are never redeemed or are not redeemed over an extended period of time:

Revenue recognition

Sales are recognized by the Company at the point of purchase when the customer takes possession of the merchandise and pays for the purchase, typically with cash or credit card.  Gift cards issued by the Company are recorded as a liability until they are redeemed, at which point a sale is recorded.  The Company recognizes income for unredeemed gift cards when the likelihood of a gift card being redeemed by a customer is remote (“gift card breakage”) and the Company determines that it does not have a legal obligation to remit the value of the unredeemed gift card to the relevant jurisdiction as unclaimed or abandoned property.  The Company has established an allowance for sales returns by customers.  This allowance has been calculated using estimates based on historical customer return data.

We supplementally advise the Commission that we implemented our gift card program at the beginning of the fourth quarter of fiscal 2004 and have not recognized any income resulting from gift card breakage at this time.

FORM 10-Q For the Fiscal Quarter Ended November 25, 2006

Note 11 — Net Income Per Share, page 13

4.                                       Please revise your earnings per share reconciliation to include the individual share effects of all securities that affect earnings per share.  Refer to paragraph 40.a. of SFAS 128.

Response:

We believe we are in compliance with paragraph 40.a. of SFAS 128 because we do not have multiple classes of securities that affect earnings per share.  To make this clear, we will supplement our disclosure in future filings as follows:

The Company’s reconciliation of earnings per share includes the individual share effects of all securities affecting earnings per share which consist solely of the effects of dilution from awards granted under the Company’s stock-based compensation plans.

In connection with the responses provided above, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions regarding this response to your comments, please do not hesitate to contact me at (763) 551-5120.

Sincerely,

/s/ Andrew Moller

Andrew Moller

Executive Vice President and

Chief Financial Officer

Christopher & Banks Corporation